

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2022

Bryan Preston
Director and President
Fifth Third Holdings Funding, LLC
38 Fountain Square Plaza
MD 109053
Cincinnati, Ohio 45263

> **Re: Fifth Third Holdings Funding, LLC**
> **Registration Statement on Form SF-3**
> **Filed October 7, 2022**
> **File No. 333-267774**

Dear Bryan Preston:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kayla Roberts at 202-551-3490 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance